FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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Paris, August 2, 2005

Press release

SUEZ wins major contracts during first-half 2005

SUEZ won major international and domestic (French and Belgian) contracts from industrial and municipalities during the first six months of 2005. Every SUEZ business line was involved in major contracts, illustrating the Group’s commercial dynamism and confirming its promising growth prospects. The following are some of the Group’s first-half 2005 successes:

SUEZ ENERGY EUROPE

•	SUEZ benefited fully from the European energy market opening and, over the past year, reported a substantial increase in electricity and natural gas sales contracts in the French market:

•	Electricity: since July 1, 2004, the Group’s electricity sales have jumped 53%, increasing its French market share to 8.5%. The Group provides electricity at nearly 2,000 customer sites; its most recent references include: Futuroscope, Bongrain, Arthur Bonnet, Glaverbel, and Soufflet.

•	Natural gas: in one year, the Group’s natural gas sales in France have grown by 50%, giving it a 5% market share. Today, the Group provides natural gas at 80 customer locations; contracts with Lilly France and Masterfood were among the most recent.

•	Electrabel, the European Investment Bank, and a consortium of banks have signed an agreement to build and develop 22 wind farms in Portugal, with a total installed capacity of 442 MW. The project is expected to be up and running in 2007.

•	Distrigas has acquired the LNG tanker Methania from Exmar. This tanker plays an important role in the Group’s LNG supply strategy, strengthening its presence in the LNG transport segment and offering the possibility of seizing more of the segment’s commercial opportunities.

SUEZ ENERGY SERVICES

•	Elyo has won four utilities supply contracts (providing industrial customers with steam, compressed air, and industrial process water) generating revenues totaling more than EUR 650 million. The contracts were signed with:

•	Bergerac NC, an SNPE Group subsidiary, generating EUR 90 million in total revenues over a 13-year period;

•	Norske Skog Golbey (Vosges), for cumulative revenues of EUR 122 million over 15 years;

•	International Paper for its Saillat-sur-Vienne plant, total revenues of EUR 300 million over 15 years;

•	Goodyear Dunlop Tires France for two sites at Amiens in northern France, cumulative revenues of EUR 144 million over 12 years.

•	Fabricom GTI has won a major contract for the delivery of 30 modules – pre-assembled pipe racks – to the Ormen Lange onshore natural gas plant located on the island Gossen in mid-west Norway. Valued at an estimated EUR 53 million, the contract is one of the most important module construction contracts awarded to the Fabricom GTI Major Projects Business Unit during the past three years.

•	Elyo subsidiary Districlima won a call for tenders to design, build, operate and maintain heating and air conditioning production and distribution facilities for Barcelona’s Poble Nou district. This 27-year concession will generate revenues of EUR 216 million.

SUEZ ENERGY INTERNATIONAL

•	SUEZ Global LNG signed a contract with Yemen LNG to purchase 2.55 million tons of LNG per year. The LNG flow is expected to begin in 2009, utilize five tankers and cover a period of 20 years.

•	SUEZ LNG NA signed a memorandum of understanding with Sempra LNG covering up to one-third the processing capacity of the 11 mtpa Cameron LNG reception terminal belonging to Sempra LNG. This project, located near Lake Charles in Louisiana, is expected to become operational in 2008/2009.

•	SUEZ Energy Resources NA, Inc., (SERNA), has teamed with the Council of Industry of Southeastern New York, composed of 130 industrial and manufacturing members, to provide 100 MW of electricity to its members by the end of 2007. During the first half of 2005, SERNA won new sales contracts representing 9.5 TWh.

•	Tractebel Energia sold 150 MW of power at the second energy auction organized by Brazilian authorities. New contracts signed by TBLE since January 1, 2005 represent 29.3 TWh.

•	Edelnor signed a 90 MW, six-year electricity supply contract with Minera Spence (subsidiary of BHP Billiton), with a single three-year renewal option.

SUEZ ENVIRONMENT

•	Degrémont has won two reverse osmosis sea water desalination plant contracts from:

•	Minera Escondida Limitada, Chile’s second largest producer and exporter of copper, to supply the Antofagasta copper mine. The contract is for the USD 28 million design and construction of a reverse osmosis sea water desalination plant .

•	Western Australia Water Corporation has chosen Degrémont to design, build and operate Perth’s first sea water desalination plant using reverse osmosis technology. The 25-year contract represents total revenues of over EUR 385 million.

•	Since the start of the year, Degrémont has signed seven build and operate contracts on the African continent for total revenues of more than EUR 100 million.

The first contract is for the construction and operation of the largest wastewater treatment plant in Morocco, at Marrakech, which will process waste water for the equivalent of over one million persons. The six others are for drinking water production plants in Algeria, en Tanzania, Congo and Nigeria.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of 40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:
France:	Financial analyst contacts:
Catherine Guillon: (331) 4006 6715	Arnaud Erbin: (331) 4006 6489
Caroline Lambrinidis: (331) 4006 6654	Bertrand Haas: (331) 4006 6609
Antoine Lenoir: (331) 4006 6650	Eléonore de Larboust: (331) 4006 1753
Belgium:
Guy Dellicour : 00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary